FOR IMMEDIATE RELEASE	October 8, 2008

Atna Commences Drilling at Briggs Gold Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce the commencement of a new drill campaign at the Briggs Gold Mine and its satellite project, Cecil R, in Inyo County, California. The program will include up to 25,000 feet of reverse circulation rotary drilling. The primary goals of the drilling program are:

•
Exploration of potentially significant gold mineralization beneath the current proven and probable reserves in the main pit at the Briggs Mine. This work may add considerably to the mine-life and/or annual production rate.

•	In-fill drilling at the Briggs Mine to upgrade inferred resources to proven and probable reserve categories to facilitate cost effective mine planning.
•	Expansion of the Cecil R project’s mineralized zone to the south to allow completion of an NI 43-101 technical report and resource estimate for this project.

At the Briggs Mine, significant gold mineralization has been identified beneath the existing proven and probable open pit reserves. The target has been cut by five broadly spaced drill holes, all of which intersected gold grades and widths similar to those being developed for mining in the pit. The intercepts in these holes include:

MW-4,  55 feet grading 0.029 ounce per ton ("opt") gold (335 feet to 390 feet)
PN256, 35 feet grading 0.021 opt Au (600 feet to 635 feet)
PN262, 35 feet grading 0.032 opt Au (565 feet to 600 feet)
PN323, 40 feet grading 0.054 opt Au (625 feet to 665 feet)
and, 65 feet grading 0.038 opt Au (735 feet to 800 feet, ending in mineralization)

Geologic assessment of the target indicates the potential for several million tons beneath the currently planned pit bottom. The zone is locally as close as 20 to 30 feet to the existing minable reserves (see NI 43-101 Technical Report filed on SEDAR, May 20, 2008). The fully financed Briggs Mine is currently scheduled to begin operation in the first quarter of next year.

The Cecil R satellite project is located four miles north of the Briggs Mine. A historic non NI 43-101 compliant estimate of mineralized material of 5.75 million tons at a grade of 0.024 oz/ton (0.015 oz/ton cutoff grade) was calculated for the property based on existing drill information. Drilling at Cecil R is designed to expand the existing mineralized zone to the south and to define the gold mineralization limits. Gold at Cecil R is hosted by a sub-horizontal zone of strongly iron stained quartz-feldspathic gneiss at the base of thin poorly consolidated Quaternary gravels. The existing mineralization is in a near surface, gently dipping blanket distributed over an area 1,500 feet by 1,200 feet and varying in thickness from 10 to 50 feet. Canyon Resources reported the following highlights from its 2007 work at Cecil R (February 28, 2008, press release):

•	Hole CR07-5 with 25 feet grading 0.039 opt Au
•	Hole CR07-9 with 25 feet grading of 0.045 opt Au

•	Hole CR07-12 with 30 feet grading 0.025 opt Au
•	Hole CR08-13 with 30 feet grading 0.032 opt Au and a second interval of 50 feet grading 0.024 opt Au

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the timing of placing the Briggs Mine into operation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

FOR FURTHER INFORMATION, CONTACT:
Valerie Kimball, Investor Relations – (303) 278-8464 or toll free (877) 692-8182
James Hesketh, President and COO – (303) 278-8464
www.atna.com